Exhibit 21

Subsidiaries of Sinocom Pharmaceutical, Inc.

Name of Subsidiary	Jurisdiction of Organization	% Owned
Rolling Rhine Holdings, Ltd.	British Virgin Islands	100%
China Zhongxi Yao Group Ltd.	Hong Kong	100%
Anqing Zhongxi Yao, Ltd.	PRC	100%